UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium Advanced Technologies 401(k) Savings Plan

3005 Rocky Mountain Avenue

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium Advanced Technologies 401(k) Savings Plan

Calgary, Alberta

We have audited the accompanying statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H-Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 20, 2014

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2013	2012
Assets
Investments at fair value (note 5):
Common trust funds	12,802,689	9,652,604
Mutual funds	11,138,045	9,492,764
Common stock	1,196,313	1,662,570

Total investments	25,137,047	20,807,938

Receivables:
Notes receivable from participants	803,010	624,815

Net assets available for plan benefits	25,940,057	21,432,753

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2013
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments (note 5)	3,540,519
Interest and dividends	284,808

3,825,327

Contributions:
Participant	1,648,985
Employer	1,489,339
Rollover	223,844

3,362,168

Interest income on notes receivable from participants	31,454

Total additions	7,218,949

Deductions
Distributions paid to participants	2,055,982
Affiliated plan transfers and other	655,663

Total deductions	2,711,645

Net increase	4,507,304
Net assets available for plan benefits:
Beginning of year	21,432,753

End of year	25,940,057

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium Advanced Technologies (U.S.) Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2012 and through December 31, 2013 was T. Rowe Price Trust Company.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. Participants can elect to contribute up to 100 percent of their annual compensation. The Company contributes a fixed two percent of eligible compensation to all eligible employees, regardless of participation. In addition, the Company contributes a matching contribution in the amount of 100 percent of the first four percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular, full-time employees, and are not leased employees or employees represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting and forfeitures

Participants are immediately vested in their contributions, including earnings thereon. Employer contributions, including earnings thereon, become vested according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One year	100%

Terminated participants forfeit non-vested amounts. The balance in the forfeitures account at December 31, 2013 and 2012 was insignificant. Forfeitures are accumulated during the Plan year and may be used to pay administrative expenses or to reduce employer contributions. For 2013, forfeitures applied to Company contributions were minimal.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59  1⁄2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70  1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc. at the election of the participant.

Participants may withdraw a minimum of $1,000, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years unless they are for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. Loans outstanding as of December 31, 2013 bear interest at rates ranging from 4.25 percent to 6.0 percent. A participant may have no more than one outstanding loan at any one time.

g)	Participant accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) an allocation of administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

h)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of investments and income recognition

As of December 31, 2013 and 2012, the Plan’s investments, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at fair value based on the quoted net asset value (NAV) of shares held by the Plan at year end.

Common trust funds: Valued at NAV which is provided by the trustee and is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the observable market prices of the underlying assets held by the fund less liabilities.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes receivable from participants

Notes receivable from participants are recorded upon distribution.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

3.	TAX STATUS

The Plan uses a prototype plan document sponsored by AccuDraft.com, Inc. AccuDraft.com, Inc. received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS and the Plan has been amended since the opinion letter was issued. However, the Plan sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

In 2012, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the following three operational failures:

Late Enrollments - A 2011 internal review of participant accounts, initiated as a result of an audit finding, revealed that 44 participants were not automatically enrolled in the Plan in a timely manner during the 2007 through 2011 Plan years. In addition, for some participants certain contribution types were not made for each affected participant between their date of hire and actual full enrollment date.

Compensation Failure – During the 2011 Plan year audit, it was discovered that certain amounts were excluded from being
401(k) eligible wages in error. Compensation excluded included car and auto imputed wages, fitness wages, and short-term disability wages. The Plan document described eligible wages as including these pay types.

Loan Processing Failure – A 2011 review of participant loans by the Plan administrator revealed certain instances whereby loan repayments were not set up timely or were not stopped timely.

Each of the above items were fully corrected in 2012 through an allowable IRS correction program.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

5.	INVESTMENTS

Investment securities representing 5 percent or more of net assets available for plan benefits

	2013	2012
Vanguard Institutional Index Fund	4,180,623	3,051,963
Vanguard Extended Market Index Fund, Institutional	2,527,819	2,219,913
US Treasury Money Market Trust	2,261,142	2,219,760
T. Rowe Price Retirement 2040 Trust	1,997,331	1,312,230
T. Rowe Price Retirement 2035 Trust	1,879,695	1,204,176
T. Rowe Price Retirement 2025 Trust	1,707,279	*
T. Rowe Price Retirement 2030 Trust	1,693,806	1,265,687
Vanguard FTSE All World ex-U.S. Index Fund, Institutional	1,378,504	1,224,060
T. Rowe Price Retirement 2020 Trust	1,330,562	1,234,677
Agrium Inc. common stock	*	1,662,570

*	Investment balance less than five percent of the net assets available for plan benefits for the applicable year.

a)	Fair value of plan investments by hierarchy level

	As of December 31, 2013
Fair value of plan investments by hierarchy level	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	1,445,666	—	1,445,666
Index funds	9,123,783	—	9,123,783
Other funds	568,596	—	568,596

Total mutual funds	11,138,045	—	11,138,045

Common trust funds: (a)
Diversified portfolio	—	10,541,547	10,541,547
U.S. treasury securities	—	2,261,142	2,261,142

Total common trust funds	—	12,802,689	12,802,689

Common stock	1,196,313	—	1,196,313

	12,334,358	12,802,689	25,137,047

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

	As of December 31, 2012
Fair value of plan investments by hierarchy level	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	959,481	—	959,481
Index funds	7,396,018	—	7,396,018
Other funds	1,137,265	—	1,137,265

Total mutual funds	9,492,764	—	9,492,764

Common trust funds: (a)
Diversified portfolio	—	7,432,844	7,432,844
U.S. treasury securities	—	2,219,760	2,219,760

Total common trust funds	—	9,652,604	9,652,604

Common stock	1,662,570	—	1,662,570

	11,155,334	9,652,604	20,807,938

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

b)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2013, there were no significant transfers in or out of levels 1, 2, or 3.

c)	Net realized and unrealized appreciation in fair value of investments

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
Agrium Inc. common stock	(154,179)
Mutual funds	1,953,328
Common trust funds	1,741,370

3,540,519

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2013

(U.S. dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for recordkeeping services totaled $34,922 for the year ended December 31, 2013.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 20, 2014, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2013.

After conducting a strategic review of Agrium Advanced Technologies (“AAT”) in 2013, a decision was made by management of Agrium to transition to two core Strategic Business Units: Wholesale and Retail, and to move the Agriculture business of AAT into the Wholesale business unit. Agrium has commenced with a divestment process for the Turf and Ornamental and Direct Solutions businesses of AAT. No decisions have been made to close the Agrium Advanced Technologies 401(k) Savings Plan at this time. In May 2014, Agrium entered into an agreement to sell a portion of the business held for sale at December 31, 2013. Upon regulatory approval, the associated plan members and respective assets are expected to be transferred out of the plan after the sale is finalized.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2013

Employer Identification Number: 20-4910688

Plan Number: 001

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
	Vanguard Institutional Index Fund	Mutual Fund	4,180,623
	Vanguard Extended Market Index Fund Institutional	Mutual Fund	2,527,819
*	US Treasury Money Market Trust	Common Trust Fund	2,261,142
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	1,997,331
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	1,879,695
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	1,707,279
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	1,693,806
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	1,378,504
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	1,330,562
*	Agrium Inc. common stock	Common Stock	1,196,313
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	779,407
	Vanguard Total Bond Market Index Fund	Mutual Fund	778,024
	Columbia Acorn Fund	Mutual Fund	626,322
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	517,423
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	410,614
	American Funds Fundamental Investors Fund	Mutual Fund	403,059
	PIMCO Real Return Fund	Mutual Fund	313,298
	American Funds New Perspective Fund	Mutual Fund	277,887
	PIMCO Total Return Fund	Mutual Fund	255,297
	Vanguard Total World Stock Fund	Mutual Fund	217,993
	Harbor International Fund	Mutual Fund	138,399
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	113,907
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	51,795
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	45,432
	Vanguard Short Term Bond Index Fund	Mutual Fund	40,820
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	14,296

	Total investments, at fair value		25,137,047

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 6.00%, secured by the related participant’s vested account balance, maturing through 2018.	803,010

*	Identified party-in-interest

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium Advanced Technologies (U.S.) Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2014	AGRIUM ADVANCED TECHNOLOGIES
401(K) SAVINGS PLAN

	By:	AGRIUM ADVANCED TECHNOLOGIES (U.S.) INC.

/s/ Angela S. Lekatsas
Angela S. Lekatsas
President

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP